

November 23, 2011

Via E-mail
Jon J. Eberle
Chief Financial Officer
HMN Financial, Inc.
1016 Civic Center Drive Northwest, PO Box 6057
Rochester, Minnesota 55901

Re: HMN Financial, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed March 4, 2011
File No. 0-24100

Dear Mr. Eberle:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ David S. Lyon

David S. Lyon
Senior Financial Analyst